NEWS RELEASE

ALDERON SELECTS BBA & STANTEC AS SCOPING STUDY CONSULTANTS

Dated: January 6, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the appointment of BBA Inc.(“BBA”) and Stassinu Stantec Limited Partnership (“Stantec”) to conduct a Scoping Study on the Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.

“Both BBA and Stantec have extensive work experience in Labrador West iron ore mines.  This experience will help ensure thorough yet rapid completion of the scoping study which is a key step in moving Kami towards production,” says Matt Simpson, COO of Alderon.

BBA is an independent Canadian consulting engineering firm operating internationally.  Its team is composed of highly-qualified experts in several engineering disciplines and is particularly active in the mining and metals sector.  BBA was the primary engineering consulting firm for Consolidated Thompson’s Bloom Lake Mine, located 6.4 kilometres west of the Kami Project.

Stantec provides professional consulting services for infrastructure and facilities projects.  With their team of professionals, Stantec can assist in all aspects of a project’s life cycle requirements.  Stantec will lead this project out of their St. John’s Newfoundland & Labrador office which has extensive experience in Government permitting processes for mining as well as a solid understanding of environmental regulations.  Stantec has carried out several environmental assessments and geotechnical work for other Labrador iron ore mines.

The depth of local iron ore experience allows both BBA and Stantec to:

•                  expedite engineering design work as the process and equipment size are similar

•                  have a good handle on project costs and timelines

•                  assist in selection of local construction firms

•                  minimize overall project risk

About Alderon

Alderon is a leading iron ore exploration and development company in Canada. The Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines. The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com

ON BEHALF OF THE ALDERON BOARD

“Mark J. Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

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